                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 2
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                               INTERCALLNET, INC.
                               ------------------
                                (Name of Issuer)

        SERIES A CONVERTIBLE PREFERRED STOCK, $0.0001 PAR VALUE PER SHARE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)

                                    45844R105
                                    ---------
                                 (CUSIP Number)

                     Stanford Venture Capital Holdings, Inc.
                              5050 Westheimer Road
                              Houston, Texas 77056
                      Attention: P. Mauricio Alvarado, Esq.
                          Telephone No.: (713) 964-5100
                          -----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                             Alberto Hernandez, Esq.
                                Hunton & Williams
                              1111 Brickell Avenue
                                   Suite 2500
                              Miami, Florida 33131



                                  June 13, 2002
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
              on Schedule 13G to report the acquisition that is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rule 13d-1(e), 13d-1(f) or
                    or 13d-1(g), check the following box [_].


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-------------------------                             --------------------------
 CUSIP No. 45844R105                  13D              Page 2 of 9 Pages
           ---------
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Stanford Venture Capital Holdings, Inc.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER

    NUMBER OF         1,500,000 shares of Series A Convertible Preferred Stock*;

                      4,500,000 shares of Common Stock*
                 ---------------------------------------------------------------
     SHARES      8.  SHARED VOTING POWER
 BENEFICIALLY
                     -0-
                 ---------------------------------------------------------------
    OWNED BY     9.  SOLE DISPOSITIVE POWER
 EACH REPORTING
                      1,500,000 shares of Series A Convertible Preferred Stock*;

                      4,500,000 shares of Common Stock*
                 ---------------------------------------------------------------
  PERSON WITH    10. SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000 shares of Series A Convertible Preferred Stock*;

     4,500,000 shares of Common Stock*
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100.0% of Series A Convertible Preferred Stock;

      36.7% of Common Stock
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

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-------------------------                             --------------------------
 CUSIP No. 45844R105                  13D              Page 3 of 9 Pages
           ---------
-------------------------                             --------------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    R. Allen Stanford
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                  [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of Antigua
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER

    NUMBER OF         1,500,000 shares of Series A Convertible Preferred Stock*;

                      4,500,000 shares of Common Stock*
                 ---------------------------------------------------------------
     SHARES      8.  SHARED VOTING POWER
  BENEFICIALLY
                      -0-
                 ---------------------------------------------------------------
    OWNED BY     9.  SOLE DISPOSITIVE POWER
 EACH REPORTING
                      1,500,000 shares of Series A Convertible Preferred Stock*;

                      4,500,000 shares of Common Stock*
                 ---------------------------------------------------------------
  PERSON WITH    10. SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000 shares of Series A Convertible Preferred Stock*;

     4,500,000 shares of Common Stock*
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100.0% of Series A Convertible Preferred Stock;

      36.7% of Common Stock
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

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-------------------------                             --------------------------
 CUSIP No. 45844R105                  13D              Page 4 of 9 Pages
           ---------
-------------------------                             --------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

     This Amendment No. 2 (this "Amendment") to the Schedule 13D amends and supplements the Statement on 13D, dated February 28, 2002 and filed on March 11, 2002, as amended by Amendment No. 1 dated February 28, 2002 and filed on March 12, 2002 (the "Original Schedule 13D") relating to the beneficial ownership of shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Preferred Stock"), and warrants to purchase shares of common stock, par value $0.0001 per share (the "Common Stock"), respectively, of Intercallnet, Inc., a Florida corporation (the "Issuer"). Stanford Venture Capital Holdings, Inc., a Delaware corporation ("SVCH"), and R. Allen Stanford ("Stanford") (SVCH and Stanford are sometimes collectively referred to herein as the "Reporting Persons"), are filing this Amendment to update the information in the Original
Schedule 13D with respect to the beneficial ownership of Common Stock by the Reporting Persons. As described in this Amendment, Stanford is joining SVCH in filing this Amendment because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Preferred Stock and Common Stock that are directly beneficially owned by SVCH. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by such Reporting Person. The filing of this Amendment shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Amendment.

Item 3.  Source and Amount of Funds or Other Consideration.

    Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Pursuant to a Loan Agreement, dated as of June 13, 2002 (the "Loan Agreement"), among SVCH, the Issuer and the Issuer's wholly-owned subsidiary Inter-Call-Net Teleservices, Inc., a Florida corporation ("ICNT"), the Issuer and ICNT issued to SVCH that certain Secured Convertible Promissory Note, in the principal amount of $1,500,000 (the "Principal Amount"), dated as of June 13, 2002 (the "Note"). The Note bears interest at 8% per annum and matures on June 30, 2006. Repayments on the Principal Amount commence on June 30, 2004 and interest is payable semi-annually, beginning on December 31, 2002. Pursuant to the Note, SVCH was granted the right to convert the Principal Amount, and interest accrued thereon, into shares of Common Stock, at a conversion price of $1.20. As of the date hereof, assuming the conversion by SVCH of all amounts outstanding under the Note, SVCH would be entitled to receive 1,250,000 shares of Common Stock.

     SVCH, the Issuer and ICNT also executed a security agreement (the "Security Agreement") to secure the Issuer's and ICNT's payment and performance under the Loan Agreement. Pursuant to the Security Agreement, the Issuer assigned and pledged to SVCH and granted a security interest in the Issuer's rights, title and interest in the Issuer's equipment, inventory, receivables and related contracts, intangibles and other account collateral. The parties also executed a pledge agreement pursuant to which the Issuer pledged to SVCH and granted a security interest in all of the capital stock and proceeds therefrom of ICNT.

     As a result, as of the date hereof, SVCH is the direct beneficial owner of
(i) 1,500,000 shares of Preferred Stock, (ii) warrants to purchase 3,250,000 shares of Common Stock, and (iii) the right to convert the Principal Amount outstanding under the Convertible Note into 1,250,000 shares of Common Stock, such securities representing approximately 100.0% of the outstanding

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shares of Preferred Stock and 36.7% of the outstanding shares of the Common
Stock of the Issuer."

Item 4.  Purpose of Transaction.

     Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The Reporting Persons own 1,500,000 shares of Preferred Stock, warrants to purchase 3,250,000 shares of Common Stock and the right to receive 1,250,000 shares of Common Stock upon the conversion of the Convertible Note, or approximately 100.0% of the outstanding Preferred Stock and 36.7% of the outstanding Common Stock of the Issuer. The Reporting Persons' purpose in acquiring the shares of Preferred Stock and Common Stock reported in Item 5(a) hereof is for investment purposes.

     Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above."

Item 5.  Interest in Securities of the Issuer.

     Item 5(a) of the Original Schedule 13D is hereby amended and supplemented as follows:

          "The aggregate number and percentage of shares of Preferred Stock and Common Stock to which this statement relates is 1,500,000 and 4,500,000 shares, respectively, representing 100.0% of the shares of Preferred Stock and 36.7% of the shares of Common Stock outstanding, as represented to the Reporting Persons by the Issuer. SVCH directly beneficially owns all of such 1,500,000 shares of Preferred Stock and 4,500,000 shares of Common Stock to which this statement relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Preferred Stock and Common Stock directly beneficially owned by SVCH."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Except as otherwise described in Items 4 and 5 of this statement, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, or between the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies."

Item 7.  Material to be Filed as Exhibits.

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 99.1 Joint Filing Agreement, dated as of September 30, 2002, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford (previously filed as Exhibit 99.1 to the Statement on Schedule 13D, dated February 28, 2002, filed by the Reporting Persons with the Securities and Exchange Commission on March 11, 2002 and incorporated herein by reference).

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: September 30, 2002                     /s/ R. Allen Stanford
                                             -----------------------------------
                                             R. Allen Stanford


Date: September 30, 2002                STANFORD VENTURE CAPITAL
                                        HOLDINGS, INC.

                                        By: /s/ Yolanda M. Suarez
                                            ------------------------------------
                                            Name:    Yolanda M. Suarez
                                            Title:   Secretary

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                                  EXHIBIT INDEX



Exhibit No.         Exhibit Description

Exhibit 99.1 Joint Filing Agreement, dated as of September 30, 2002, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.